Exhibit 1.02
WESCO International, Inc.
Conflict Minerals Report
For the Reporting Period Ending December 31, 2013
1. Company Overview

WESCO is a North American-based distributor of products and provider of advanced supply chain management and logistics services used in industrial, construction, utility and commercial, institutional and government markets. WESCO’s primary distribution product categories include general electrical and industrial supplies, wire, cable and conduit, data and broadband communication, power distribution equipment, lighting and lighting control systems, control and automation, and motors. In its primary role as a distributor, WESCO is not manufacturing or contracting to manufacture, and is therefore not subject to the conflict minerals rule. However, in a limited portion of its business, WESCO is manufacturing or contracting to manufacture within the scope of the conflict minerals rule. The following represent product categories where WESCO is manufacturing or contracting to manufacture: hardware and fasteners, enclosures, machined cable assemblies, grounding grids and audio visual equipment. The direct suppliers supporting the production of these product categories were included in the due diligence process detailed within the CMR.

1.1.a Supply Chain

WESCO relied on its suppliers to provide information on the origin of the 3TG contained in the relevant components and materials supplied to WESCO. In its efforts to comply with the disclosure requirements and obtain the accurate data from its suppliers, WESCO contacted suppliers who manufactured or contracted to manufacture products where the nature of the product supplied to WESCO was considered to be reasonably likely to contain 3TG. In addition to providing WESCO the requisite data for its SEC reporting, the data collected will be further analyzed by WESCO to determine the origin of conflict minerals in WESCO’s supply chain and WESCO’s path moving forward with regard to conflict-free sourcing. As WESCO enters into new contracts with suppliers, WESCO plans to add language requiring suppliers to provide WESCO information regarding the origin of any conflict minerals and related smelters. In addition, WESCO has modified its standard terms and conditions of purchase to require the same information. Over time, these contractual measures are intended to improve consistency and transparency in WESCO’s supply chain.

WESCO is typically many tiers downstream in the supply chain from the source of the raw minerals. Based on the responses from its suppliers, WESCO was unable to determine the origin of the 3TG in its manufactured or contracted to manufacture products, and, in some cases, whether they even contain 3TG. Therefore, WESCO cannot exclude the possibility that some may have originated in the Covered Countries. For the products that WESCO is manufacturing or contracting to manufacture and which are subject to the reporting obligations of Rule 13p-1, WESCO was unable to determine the origin of the 3TG they may contain and/or to determine whether they come from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin.

Therefore, for reporting year 2013, WESCO is submitting this Conflict Minerals Report (CMR) as Exhibit 1.02 to Form SD. In accordance with the OECD Guidance and the Conflict Minerals Rule, this report is available on WESCO’s website, http://wesco.investorroom.com.

1.1.b Conflict Minerals Policy

WESCO has adopted a conflict minerals policy outlining WESCO’s intent to conduct due diligence within the standards set forth by the Rule.

2. Due Diligence Process

2.1 Conflict Minerals Program

WESCO has conducted due diligence to identify and trace the 3TG minerals in its supply chain using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and the Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (Template), and the guidance provided by the Organization for Economic Co-operation and Development

(OECD) in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. WESCO has engaged Foresite, a third party supply chain compliance resource, to assist in WESCO’s data collection and compliance with the rule and its requirements and to populate the Foresite Global Environmental Management System (GEMS) with supplier data to foster transparency in WESCO’s supply chain. The WESCO due diligence program is comprised of the following actions:

2.1.a Collecting Data to Trace 3TG in WESCO’s Supply Chain

WESCO has adopted the Template in collecting its supplier data, and WESCO has contacted suppliers of products WESCO manufactured or contracted to manufacture via Foresite. Non-responsive suppliers or suppliers who provided incomplete or inadequate responses were contacted on multiple occasions in an effort to obtain accurate data collection for the reporting period. The supplier data has been uploaded into GEMS to allow WESCO licensed users to view, analyze, and document the overall progress of WESCO’s data collection efforts. WESCO intends to continue to add supplier information to this database as suppliers respond.

2.1.b Evaluating Supplier Data

WESCO plans to continue to analyze the data provided by the suppliers of products manufactured or contracted to be manufactured to determine whether those products contain 3TG from the Covered Counties. WESCO is attempting to identify the smelters in its supply chain based on the information gathered through the Template to determine whether the smelters have been certified as conflict free. By utilizing the annual disclosure and inserting disclosure requirements into its supplier contracts, WESCO intends to facilitate supply chain compliance with the conflict minerals rule.

2.1.c Following OECD Guidance

WESCO intends to follow the OECD guidance in its due diligence program and implementation.

2.1.d Reporting

WESCO expects to comply with the SEC reporting requirements on or before the deadline for submission of May 31st following each annual reporting period.

2.2 Management Systems

WESCO has adopted a company Conflict Minerals Policy describing WESCO’s intent to conduct due diligence within the Rule.

2.2.a Internal Team

WESCO has established a system for conflict minerals which includes a cross-functional internal team. The internal team is responsible for identifying WESCO’s products that are subject to the rule and implementing WESCO’s conflict minerals policy and the team will be led by a conflicts minerals project manager, who will serve as a central point of contact across WESCO.

2.2.b Control Systems

WESCO’s controls include use of the Foresite GEMS platform to archive WESCO’s supplier declarations and conflict minerals contractual provisions included in new supplier agreements and purchase orders.

2.2.c Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, WESCO has engaged its suppliers by communications delivered via Foresite and by working with suppliers directly. In addition, as part of WESCO’s supplier engagement efforts, supplier training was conducted by Foresite with suppliers to provide them the information they needed to respond to WESCO’s disclosure requests, and suppliers could submit questions and comments designed to clarify or improve the process.

2.2.d Maintain Records

WESCO has licensed the Foresite GEMS application to archive its supplier declarations, providing evidence of its due diligence process. Licensed WESCO users, which are part of the internal team above, maintain access and the ability to automate the distribution and uploading of the Template declarations.

2.3 Identify and Assess Risk in the Supply Chain

WESCO evaluated its business activities as they relate to the conflict minerals rule. As a result of its evaluation, WESCO identified suppliers for products WESCO is manufacturing or contracting to manufacture that may contain 3TG, and WESCO contacted those suppliers. A portion of the suppliers provided disclosures with information about the existence of and source of conflict minerals contained in the components or materials supplied to WESCO.

2.4 Design and Implement a Strategy to Respond to Risks
The internal team meets on a regular basis to discuss the strategy, any issues, and WESCO’s path moving forward. As described herein, WESCO has engaged its suppliers where WESCO reasonably believed that products it manufactured or contracted to manufacture contained 3TG. WESCO has been unable to determine with certainty whether ultimate sources of 3TG may support conflict in the Covered Countries. If WESCO were to determine with certainty that a supplier was supplying 3TG from a source supporting such conflict, WESCO would work to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance.

WESCO intends to continue to work with Foresite and its supply chain to request and obtain current and accurate disclosure data from its suppliers in order to promote transparency in the supply chain.

2.5 Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Because WESCO does not have a direct relationship with 3TG smelters and refiners, WESCO does not conduct direct audits of these entities.

3. Due Diligence Results

3.1 Request Information

Relevant suppliers were contacted by Foresite and asked to disclose the use and source of any 3TG using the Template. The WESCO internal team was involved with the communications and in the response results. WESCO further directed Foresite in escalation efforts for those suppliers failing to respond or providing an incomplete or insufficient response. In addition, WESCO was able to track the response rate and content throughout the data collection process.

3.2 Survey Responses

WESCO and/or Foresite contacted relevant suppliers by email communication at least three times. Supplier training was provided within the time frame, providing the suppliers direction and guidance in completing their response. Suppliers that did not reply after three email communications received an escalation email, an individual request, and, finally, a phone call. Templates were reviewed for completion and consistency, and those that were incorrectly or insufficiently completed were escalated to the internal team for resolution. Suppliers were directly contacted to resolve issues as needed.

The large majority of the responses received provided data at a company or divisional level and were unable to specify the smelters or refiners used for components supplied to WESCO. In addition, some suppliers did not respond or refused to do so, despite repeated requests. WESCO is therefore unable to determine whether any of the conflict minerals reported by those suppliers were contained in components or parts supplied to WESCO or to validate that any of these smelters or refiners are actually in WESCO’s supply chain. In some cases, WESCO is unable to determine whether the product contained 3TG.

3.3 Efforts to Determine Mine or Location of Origin

WESCO believes it has expended reasonable efforts to determine the mine or origin of 3TG in products it manufactured or contracted to manufacture through its engagement of Foresite and licensing of GEMS to archive WESCO’s supplier declarations, in requesting its suppliers to complete the Template, and in implementing the OECD guidance.

3.4 Smelters

WESCO’s suppliers were primarily unable to represent to WESCO that 3TG from the entities they listed had actually been included in components they supplied to WESCO. In addition, any processing facilities disclosed were not validated as smelters. Therefore, WESCO is not able to include the smelter names in this report.

4. Steps to be Taken to Mitigate Risk

WESCO intends to take the following steps to improve WESCO’s due diligence process and to facilitate a conflict-free supply chain:

a.	Identify those products manufactured or contracted to manufacture by WESCO and request conflict mineral disclosure from such suppliers.

b.	Scrutinize the data received from suppliers to identify potential risks, inconsistencies, and incomplete or incompatible data.

c.	Continue to engage and train suppliers in an effort to improve compliance, increase response rate and content, and promote conflict-free sourcing.

d.	Include appropriate conflict mineral clauses in new supplier agreements and in purchase order contracts.

e.	Track the interpretation and direction of the conflict mineral rule as it relates to industry practices.